SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
Publicly-Held Company

NOTICE TO SHAREHOLDERS

In connection with the Notice to Shareholders dated May 30, 2008, Companhia de Bebidas das Américas - AmBev, hereby announces the expiration on June 5, 2008, of the term for the Company’s shareholders to subscribe the remaining unsubscribed shares issued as a result of the resolution taken in the Shareholders’ Extraordinary General Meeting held on April 28, 2008.

The unsubscribed 188,177 ordinary shares and 924,681 preferred shares will be sold on the São Paulo Stock Exchange, to the benefit of the Company, on June 13, 2008, being the Company’s Board of Directors empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6,404/76, article 166). The credit of the subscribed shares will be made on the day following the aforementioned Board of Directors meeting.

The Company’s Investor Relations Department remains available to clarify to shareholders any questions regarding this Notice by telephone (55-11) 2122-1415 or e-mail ir@ambev.com.br.

São Paulo, June 10, 2008.

Graham David Staley
Investor Relations’ Officer
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jume 10, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations